Exhibit 4.7

Summary of Lease Agreement

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On May 3, 2018, Bayside Land Corporation Ltd. (the “Lessor” or “Gav Yam”) and Nova Measuring Instruments Ltd. (the “Company”) entered into a lease agreement, as further elaborated below (the “Lease Agreement”).

1.	The Premises
Certain spaces in a building located in the Rehovot Science Park, on Menahem Begin St. (the “Asset”).
Total square meters of the leased premises of approximately 11,714 square meters, which includes 9,764 square meters of office space, research and development and production halls (the “Premises”) and 1,950 square meters for a clean room, as described below, as well as 270 parking spaces  (the “Initial Space”).

2.	Purpose of the Lease
The premises are to be used by the Company for its activities in the field of metrology and process control in the semiconductors industry, including for offices, research and development labs and production halls.

3.	Leasing Period
An initial lease period of ten years, commencing September 16, 2019 (the “Initial Period”). The Company has the option to extend the lease by up to two consecutive periods of five year each, exercisable upon submitting a written notice six months prior to the expiration of the Initial Period, or the first extension period, as applicable (the “Option”). The Option is exercisable relating to all or part of the leased asset, as determined by the Company.

4.	Additional Rights
During the first 12 months of the Initial Period, the Company has the option to lease an additional floor in the Asset (the “Additional Floor”). In addition, the Company has the right of first offer to lease any free space in the Asset (the “Additional Space”). For the Additional Floor and the Additional Space, as the case may be, the Company shall receive an exemption from lease payments and management fees equivalent to payments of up to 6 monthly rates, distributed over the subsequent period of up to five years, commencing on the date that leasehold improvements are completed. Such exemption shall be executed by deduction of 100% of the  lease fee for the first month of the year, and 20% of the monthly lease amount for the second month of the year.

The Company shall have an option, exercisable within six months of signing the Lease Agreement, to lease additional 525 square meters on the ground floor by extending the terms of the Lease Agreement to such space.

The Company has a right of first offer to lease any free parking spaces that become available in the Asset.

During a period of six months following receipt of the Additional Floor or the Additional Space, if and as applicable, the Company shall perform adaptation work under full exemption from its obligations under the Lease Agreement for such months, except for payment of utilities.

5.	Clean Room
In addition to the Premises, the Lessor is obligated to provide the Company with a separated space of up to 1,950 square meters, adjacent to the Premises, that will be designated for the Company’s clean room and built by the Lessor by May 3, 2021, in accordance with the specifications in the Lease Agreement (the “Clean Room”). During a period of 12 months following the receipt of the Clean Room from the Lessor, the Company shall perform adaptation works under full exemption from its obligations under the Lease Agreement for such months, except for payment of utilities. In the event, that the Lessor will deliver the Clean Room in a manner that will not enable the Company to continuously perform the adaptation work by May 3, 2021, the Company shall be fully exempted from paying any fees to the Lessor pursuant to the Lease Agreement until such time that the Clean Room will be delivered to the Company in such manner that allows the Company to continuously perform the adaptation works.

6.	Leasehold Improvements
The Lessor shall participate in the cost of leasehold improvements at a sum of up to NIS 2,200,000, as reimbursement for costs incurred by the Company in performing such improvements. Reimbursement by the Lessor shall be paid upon receipt of tax invoices from the applicable contractors, evidencing the work performed. Improvements are subject to prior approval by the Lessor.

7.	Consideration
The monthly lease fee for the first 5 years of the Initial Period shall be NIS 429,616 based on a calculation of NIS 44 per square meter multiplied by Initial Space (the “Base Rental Fee”). The Base Fee is adjustable pursuant to any additional space leased by the Company pursuant to the aforementioned options. The lease fee for the last five years of the Initial Period shall be equal to the Base Rental Fee with the addition of four percent, linked to the Israeli consumer price index.

The monthly lease fee for the first five year option shall be equal to the last monthly fee of the Initial Period with the addition of 2.5%. The monthly lease fee for the second option shall be increased by an additional 2.5%.

The monthly lease fee for the Clean Room shall be up to NIS 146,250 based on a calculation of NIS 75 per square meter.

The Company will be exempt from payment of the monthly lease fee during the first month of the first five years of the Initial Period, and 20% of the monthly payment for the second month of the first five years of the Initial Period.

The Company will pay a monthly fee of NIS 370 per underground parking space and NIS 250 per upper parking space. In the event that the Lessor completes the construction of an additional parking lot, the Company is obligated to lease fifty parking spaces in such parking lot, at a price of NIS 250 for each outdoor parking space and NIS 370 for each roofed parking space, and has the option to lease up to 100 additional parking spaces pursuant to such terms.

8.	Guarantees
The Company must provide the Lessor with an autonomous bank guarantee in the amount of  NIS 3,015,904, which is equivalent to six monthly Base Rental Fees, in order to ensure compliance with the Lease Agreement. Upon exercise of the Option, the guaranteed sum will be reduced to the equivalent of 3 applicable monthly fees.

9.	Insurance
The Company shall maintain customary insurances. Structure insurance shall be purchased by the Lessor.

10.	Termination of the Lease Agreement
The Lessor may terminate the Lease Agreement upon the occurrence of (i) use of the premises for purposes other than those stated above; (ii) transfer of lease rights to a third party in contrary to the provisions of the Lease Agreement; (iii) failure to meet monthly payments and fees; (iv) upon liquidation of the Company; (v) non-prevention of a nuisance or compliance with a court order; (vi) failure to return the Premises to the Lessor under the terms of the Lease Agreement; (vii) performing unapproved changes to the Premises (viii) failure to make management fee payments; (ix) change of control of the Company not in accordance with the process set out in the Lease Agreement and (x) failure to provide the requisite bank guarantees (each, a “Material Breach”), if not rectified within 14 days of written notice to the Company regarding such Material Breach. In the event that the Lease Agreement has been terminated due Material Breach of the Company, the Lessor shall be entitled to a pre-determined liquidated penalty fee equal to three applicable monthly rental fees.